Sandra M. Forman, Esq.
Harris & Harris Group, Inc.
111 West 57th Street, Suite 1100
New York, New York 10019

Re: Harris & Harris Group, Inc. (the "Fund")
    File Numbers 814-176 and 333-138996

Dear Ms. Forman:

On November 29, 2006, the Fund filed a registration statement on Form N-2 under the Securities Act of 1933 ("Securities Act"). During a telephone call on December 7, 2006 we discussed certain procedural aspects of this filing. A pre-effective amendment to the registration statement was filed on December 11, 2006.

We have reviewed the filings and have the comments set forth below.

General

1.   As noted during our telephone call the filing should be revised to add a delaying amendment which comports with Rule 473 under the Securities Act. The notations on the registration statement cover suggesting that the filing is either a pre-effective or post-effective amendment should be deleted. The fee calculation table on the cover contains a footnote indicating that a portion of the fee due on the shares being registered has already been paid. Please disclose when the fees were paid and the registration statement for which they were paid.

2.   Please state in your response letter whether the NASD will or has reviewed the proposed underwriting terms and arrangements of the transaction involved in the registration statement. In view of the Fund's reliance on Rule 415, when will this matter be submitted to the NASD, e.g., will the NASD review each supplement?

3.   The Fund proposes to file supplements under Rule 497 to sell shares off the shelf. In this case, advise the staff how the legal opinion will be updated and filed. In addition, add the undertakings required by Regulation SK Item 512 (17 CFR 229.512) contained in Part C of your registration statement.

Prospectus Cover

4.   Disclosure on the cover indicates that the Fund will offer its securities from time to time. Clarify that the shelf registration process contemplated by the Fund constitutes a "delayed" offering.

5.   Disclosure in the second paragraph states that: "We may not sell any of our Common Stock through agents, underwriters or dealers without delivery of a Prospectus Supplement describing the method and terms of the particular offering of our Common Stock." Redundant disclosure appears in the penultimate paragraph on the cover. Revise the disclosure so as to remove the redundancy.

Prospectus

6.   The discussion captioned "Prospectus Summary – Our Business" contains disclosures indicating that the Fund is a company that invests "exclusively in tiny technology." Further, you disclose that the Fund's "portfolio includes insignificant non-tiny technology investments . . ." Disclosure appearing later in the filing under the caption "Use of Proceeds," however, states: "Although we intend to make our initial investments exclusively in companies that we believe are involved significantly in tiny technology, we may also make follow-on investments in existing portfolio companies involved in other technologies." Please revise the summary to clarify the extent of the Fund's non-tiny technology investments.

7.   Disclosure in the second paragraph also states: "We consider a company to be a tiny technology company if a product or products, or intellectual property covering a product or products, that we consider to be at the microscale or smaller is material to its business plan." Add disclosure which in some manner quantifies or includes an objective definition of the underlined term.

8.   The last sentence states: "We believe that we are the only publicly traded business development company making initial venture capital investments exclusively in tiny technology." Explain to the staff whether you possess any support for this statement. In our view the underlined term seems a bit strong in light of the disclosure earlier in the paragraph indicating that tiny technology currently comprises less than 50% of the Fund's portfolio. Further, in light of the Fund's current level of investments in tiny technology, explain to the staff whether the Fund satisfies the 70% test in §55(a) of the Investment Company Act of 1940.

9.   Explain to the staff the basis for the following statement: "By making investments in companies that control intellectual property relevant to tiny technology, we are building a portfolio that we believe will be difficult to replicate in the future, as we believe it will likely become increasingly difficult to create new foundational intellectual property in nanotechnology."

10.   Disclosure under this caption discusses the use of proceeds resulting from the offering. The second bullet states that the proceeds will allow the Fund to lower its

expenses as a percentage of net assets and otherwise achieve certain economies of scale. Explain to the staff what this means and how this use of proceeds differs from the first bullet. The last bullet states that the Fund will pay operating expenses with the proceeds. Please disclose more fully the need for the Fund to raise capital in order to pay or meet current operating expenses.

11.   Revise the following disclosure appearing under the sub-caption "Risk Factors – Risks related to the companies in our portfolio" so as to indicate, if accurate, that laws may limit the use of these technologies: "The value of our portfolio could be adversely affected if the technologies utilized by our portfolio companies are found or even rumored or feared, to cause health or environmental risks."

12.   Revise the fee table by moving the footnotes so as to follow the example segment of the table. Also, confirm that the Fund has no leverage that should be reflected in the table.

13.   The last two sentences of footnote 4 to the fee table state: "…There is no impact to net asset value from stock-based compensation expense. Excluding the non-cash, stock-based compensation expense, 'Salaries and benefits' totals $2,944,334 or 1.72 percent of net assets attributable to Common Stock." With respect to the first sentence, explain whether, overtime, there is any dilution to the Fund's net asset value. Explain to the staff the relevance of the last sentence. Similarly, explain to the staff the relevance of footnote one to the example segment of the fee table or delete the note.

14.   The filing is formatted such that some discussions that do not appear in the Table of Contents appear as though they are listed in that table. For example, the caption "Incorporation by Reference" would appear to be a caption appearing in the Table of Contents, but is not listed. Please revise the formatting to eliminate this impression.

15.   Disclosure under "Risk Factors" discusses the risks related to health or environmental matters. More fully disclose the risks related to litigation and liability regarding these matters.

16.   Later disclosure sub-captioned "Risks related to our Company" discusses the absence of a secondary market for the Fund's portfolio investments. Confirm that none of the Fund's portfolio securities have a readily available market price.

        Delete the indicated redundant disclosure from the following sentence: "Pursuant to the requirements of the Investment Company Act of 1940, ~~which we refer to as the 1940 Act~~, we value all of the private equity securities in our portfolio at fair value . . ." The same redundancy appears more than once in the document. Please conform any similar disclosure.

Other disclosure in this paragraph states: "We are required by the 1940 Act to value specifically each individual investment on a quarterly basis. . ." What is the basis for the reference to the quarterly valuation requirement? Will the Fund value prior to each delayed offer?

17.   The next disclosure segment under this sub-caption discusses the non-diversified, relatively concentrated nature of the Fund's portfolio. Add disclosure which discusses the Fund's diversification status under §851 of the Internal Revenue Code.

18.   Disclosure captioned "Risk Factors - Our failure to make follow-on investments in our portfolio companies could impair the value of our portfolio" discusses the pay-to-play provisions included as part of some investments. Explain whether the Fund is subject to a binding obligation to pay and thus whether in your view these provisions create a senior claim on Fund assets and thus a senior security of the Fund. Will this obligation be booked as a liability?

The last sentence indicates that pay-to-play provisions may prevent preferred shares from being converted to common shares. Explain to the staff how these provisions could prevent such conversions.

19.   Disclosure in the next paragraph states: "If we issue preferred shares, the common shareholders would bear the cost of this leverage." Add disclosure indicating that common shareholders bear the burden of the issuance of debt, as well as preferred.

20.   Disclosure at the end of the next paragraph states: "As of the date hereof, we do not have any debt or preferred stock outstanding." Confirm that the Fund is not contemplating any such issuances going forward.

21.   Disclosure captioned "Risk Factors - Investment in foreign securities could result in additional risks" discusses the Fund's foreign investments. If the Fund's investments are subject to emerging market risk, add appropriate disclosure. Unless the Fund will convert currencies on a spot basis, add appropriate disclosure regarding any hedging or derivative activity in which the Fund plans to engage and the risks relating to such activities. Please disclose that the Fund will invest less than 30 percent of its assets in foreign securities. Also disclose how these investments further the Fund's purposes and objectives as a BDC.

22.   Revise the discussion captioned "Forward-Looking Information" so as to clarify that any forward-looking statement contained in the prospectus, including matters discussed in the prospectus and future oral and written statements by management, do not meet the safe harbor for forward-looking statements pursuant to Section 27A of the Securities Act.

23.   The caption "Use of Proceeds" discloses: "We expect to invest or reserve for potential follow-on investment the net proceeds of any offering within two years from the <u>completion of such offerings</u>." Explain the meaning of the underlined phrase in light of the Fund's reliance on Rule 415. Also, how long may the Fund "reserve" the proceeds for follow-on investment until it actually invests the proceeds? Please be advised that the staff takes the position that a BDC should invest proceeds from an offering within 2 years.

24.   The caption "Business" discloses that: "Because we typically invest as part of a syndicate of venture capital firms, their time horizons often determine ours . . ." Add disclosure regarding this policy to the summary.

25.   The caption "Dividends and Distributions" discloses that: "We currently intend to retain our net capital gains for investment and pay the associated federal corporate income tax. We may change this policy in the future . . ." Add disclosure regarding this policy to the summary.

26.   The caption "Capitalization" contains disclosure to the effect that: "Each share within a particular <u>class or series</u> thereof has equal voting, dividend, distribution and liquidation rights." Confirm that the Fund has only one series of capital stock and that that series is not classified.

> * * * * * * * * * * *

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

Larry L. Greene
Senior Counsel

Thursday, January 04, 2007